

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2016

Aneliya Crawford, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th St.
New York, NY 10022

> **Re:** **Altisource Residential Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed April 22, 2016 by BLR Partners LP et al.**
>
> **Soliciting materials filed pursuant to Exchange Act Rule 14a-12**
> **Filed April 12, 2016 by BLR Partners LP et al.**
> **File No. 1-35657**

Dear Ms. Crawford:

We have reviewed the revised preliminary proxy statement and related response letter and have the following additional comments.

1. We note your response to prior comment 5 related to the soliciting materials filed on April 12, 2016. Please provide corrective disclosure in the preliminary proxy statement.

2. We note your response to prior comment 6. Disclosure on page 8 of the revised proxy statement states that "Michael Eruzione is a former employee of the Athletic Department of Boston University where *we note that Mr. Erbey's wife is a member of the Board of Trustees*." Emphasis added. Please advise why the highlighted portion supports the statement on page 7 of the proxy statement that Mr. Eruzione is "too conflicted" or would, as stated in your response letter, cause the RESI Shareholders Group to question Mr. Eruzione's ability to independently act in the best interests of RESI shareholders. It is our understanding that Mr. Eruzione is a current, not former, employee of Boston University and his employment and service on the Company's board of directors predates Mrs. Erbey's tenure on the Board of Trustees of Boston University by approximately three years.

<u>We Believe that RESI's Board Must Be Reconstituted Now, page 6</u>

3. Disclosure in this section states that "We believe that stockholders will continue to suffer and that RESI will be operated in a manner that benefits the interests of AAMC and ASPS at the expense of the Company's stockholders *until ties between members of the Board and former Chairman William Erbey and related entities are eliminated*." Emphasis added. As Mr. Erbey stepped down as the Chairman of AAMC, ASPS and the

Company effective January 16, 2015, and he is no longer a member of the board of directors of any of these companies, please provide factual support for Mr. Erbey's influence over the Company, AAMC and ASPS or otherwise remove such statements. The first bullet point in your response to prior comment 6 regarding Chairman David Reiner does not appear to support such statements.

<u>We Are Concerned by the Company's Abrupt Shift in Strategy…, page 6</u>

4.   We note the statement that "during the Company's third quarter 2015 earnings call, the Company abruptly announced a shift in strategy to acquiring SFR units directly." It is our understanding that the Company announced its intent to diversify its acquisition strategy in its second quarter 2015 earnings call, not its third quarter call. Please advise or revise.

*   *   *

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions